

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02030620

NO ACT
P.E 1-18-2002
1-07259

March 20, 2002

Mark R. Shaw
Senior Attorney
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2002

Re: Southwest Airlines Co.
Incoming letter dated January 18, 2002

Dear Mr. Shaw:

This is in response to your letter dated January 18, 2002 concerning the shareholder proposal submitted to Southwest Airlines by Lee Greenwood. We also have received letters on the proponent's behalf dated February 1, 2002 and February 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278


SOUTHWEST

SOUTHWEST AIRLINES CO.

Mark R. Shaw
Senior Attorney
P.O. Box 36611
Dallas, Texas 75235-1611
(214) 792-6000
Facsimile: (214) 792-6200

January 18, 2002

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Lee Greenwood for Inclusion in the Southwest Airlines Co. 2002 Proxy Statement

Dear Sir or Madam:

Southwest Airlines Co. ("Southwest Airlines" or the "Company") has received a shareholder proposal (the "Proposal"), purportedly from Lee Greenwood, for inclusion in the proxy materials for its Annual Meeting of Shareholders scheduled for May 15, 2002. Southwest Airlines hereby requests that the Staff of the Division of Corporation Finance confirm that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal, or portions thereof, from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposal. To the extent that any reasons for omission stated in this letter are based upon matters of law, this letter will serve as the supporting opinion of counsel.

We believe that the Proposal may be omitted for several reasons. The Company believes the Proposal should not be allowed because we believe that the true proponent behind the Proposal, Mr. John Chevedden, does not meet the one-proposal requirements under Rule 14a-8(c). We also believe that the Proposal, or portions of the Proposal, may be omitted pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements of fact or assertions. The reasons for our conclusions are more particularly described below.

1. **The Eligibility and One-Proposal Requirements Are Not Met.**

At the outset, we respectfully direct the Staff's attention to the fact that this Proposal is one of three submitted to the Company this year by Mr. John Chevedden acting as proxy for the ostensible "proponents." Mr. Chevedden submitted a fourth proposal on his own behalf as a shareholder of the Company. Mr. Chevedden holds himself out as legal proxy for other shareholders, using that means to avoid the Rule 14a-8(c) prohibition on submissions of more than one proposal by a single shareholder. Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of legal proxies from other shareholders, constitute a clear and egregious abuse of the plain wording and intent of the Commission's Rule 14a-8 Shareholder Proposal rules.

By now, the Staff is well acquainted with Mr. Chevedden. For a more detailed history of Mr. Chevedden's activities, see *Sempra Energy* (Feb. 29, 2000) ("Sempra"). See also *The Home Depot, Inc.* (Apr. 4, 2000) ("Home Depot") and *First Energy Corp.* (Mar. 7, 2000). Many of Mr. Chevedden's shareholder proposals have required review by the Staff, as well as extensive correspondence among the Staff, Mr. Chevedden and the recipients of his proposals, and appeals to the Commission. The Staff repeatedly has required Mr. Chevedden to delete or revise false and misleading statements in his proposals as a condition to their inclusion in the recipients' proxy materials. See, e.g., *Sempra*; *The Home Depot*; *Alaska Air Group, Inc.* (Mar. 26, 2000) ("Alaska Air Group").

Mr. Chevedden's propensity to repeatedly ignore the requirements of the Commission's Shareholder Proposal rules is particularly egregious with respect to the one proposal limitation, Rule 14a-8(c). Mr. Chevedden has established a pattern of submitting multiple proposals, ostensibly as an agent for one or more shareholders of the recipient company. This year, Mr. Chevedden has used this tactic in connection with three shareholder proposals for possible inclusion in the Company's 2002 proxy materials. In addition to the present Proposal, the other two proposals are:

- a proposal regarding "Shareholder Vote on Poison Pills" purportedly submitted by John Gilbert, with John Chevedden as proxy; and

- a proposal regarding "Adopt a Simple Majority Vote" purportedly submitted by Bernard and Naomi Schlossman, with John Chevedden as proxy.

Copies of each of the above proposals are attached to this letter as Appendix B. The Rule 14a-8 Shareholder Proposal rules are intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. If an individual is not otherwise eligible to submit more than one proposal, that individual has no right to use Rule 14a-8 to air his or her views or to seek support for them in that company's proxy statement. Mr. Chevedden attempts to circumvent this problem by having other shareholders appoint him as their proxy.

True, there is nothing in Rule 14a-8 that prohibits a shareholder from using a proxy when submitting a proposal to a company for its annual meeting. But it should be the shareholder using a proxy for that purpose, not an activist like Mr. Chevedden using multiple shareholders to make an end-run around the intent and purpose of Rule 14a-8(c). It would be clear to any objective observer that the proposals submitted to Southwest Airlines by various individuals with Mr. Chevedden acting as proxy were actually drafted by the same person. The style and format are virtually identical.

The reality is that Mr. Chevedden purports to submit his proposals on behalf of a shareholder but it is his proposal, not the proposal of the shareholder, that is being submitted. As stated earlier, the shareholder proposal rules are for the use of shareholders of a corporation to communicate with their fellow shareholders. The Rules are not for use by a single activist to advance a personal agenda by manipulating them.

Prior to 1976, there was no limit on the number of proposals a proponent could submit. However, in 1976 the Commission limited proponents to two proposals. Release No. 9539 (Nov. 22, 1976). This change was prompted by the Commission's view that several proponents "exceeded the bounds of reasonableness...by submitting excessive numbers of proposals to issuers (one proponent submitted 21 proposals to an issuer, and many have submitted ten or more)." Release No. 9343 (Jul. 7, 1976). In 1983, as part of an effort to "reduce issuer costs and to improve the readability of proxy statements," the Commission restricted proponents to a single proposal. Release No. 34-20091 (Aug. 16, 1983).

To permit a single individual such as Mr. Chevedden, year after year, to submit multiple proposals using the artifice of proxies from other shareholders makes a mockery of the SEC's rules governing the shareholder proposal process. We therefore believe that the Company can exclude the Proposal from its proxy statement for its 2002 Annual Meeting of Shareholders because the Proposal is in fact the proposal of Mr. Chevedden. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Proposal is omitted on this basis.

2. The Proposal Contains False and Misleading Statements of Fact or Assertions.

We believe that the Proposal, or portions thereof, may be omitted pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements of fact or assertions. Rule 14a-8(i)(3) permits the omission of a shareholder proposal, or portions thereof, if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact," or which omit "to state any material fact necessary in order to make the statements therein not false or misleading." In particular, the Staff has recognized that a proposal or portions of the proposal may be excluded under Rule 14a-8(i)(3) if they contain false and misleading statements. *See Emerson Electric Co.* (Oct. 27, 2000); and *The Boeing Co.* (Chevedden) (Mar. 6, 2000).

The Proposal is contrary to Rule 14a-9 because it is filled with unsupported generalizations, missing cites, misstatements, and misleadingly selective quotations. The proponents fail to provide authority, and in several instances even a source, for several statements in the Proposal. The following statements are merely unsupported assertions with no proper citation or authority referenced:

- "Independent analysts believe that when directors are responsible for their actions yearly, they and the company perform better."

- "Three years without election could insulate directors from immediate challenge."
- "Management does not act on majority yes-no shareholder votes at our company which is 74%-owned by institutional shareholders."
- "In reviewing the company stand on this proposal topic, or to any shareholder proposal topic on the 2002 ballot, it may be useful to evaluate whether the company is opposed to the recommendation of some key institutional investors and some key independent proxy analysts."

Failure by the proponents to provide citations or other documentation renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. We believe, therefore, that the Company may properly exclude the Proposal from the 2002 Proxy Statement pursuant to Rule 14a-8(i)(3) and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or the indicated portions thereof are excluded.

For each of the foregoing reasons, we believe that the Proposal may be omitted from the Company's 2002 proxy materials and we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (214) 792-6143.

Very truly yours,



Mark R. Shaw

cc: John Chevedden

To: Mark Shaw, Attorney, Southwest Airlines Co.(LUV)
FX: 214/792-6200, 214/792-4011
In response to company request
Submitted by Lee Greenwood, shareholder
Broker verification included
The text between the 2 horizontal lines is less than 500 words
December 28, 2001

---

6 – ELECT EACH DIRECTOR ANNUALLY

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

Adopt Topic That Won 57% of Yes-No Southwest Vote

Lee Greenwood, 510 S. Burnside Ave, No. 10-K, Los Angeles, CA 90036 submits this proposal.

Southwest shareholders request that our board take the steps needed for a bylaw to Elect Each Director Annually. (Unexpired terms of directors not affected.)

Director responsibility is closely related to financial performance

I believe the level of responsibility that company rules encourage is closely related to financial performance. Independent analysts believe that when directors are responsible for their actions yearly, they and the company perform better.

Three-years without election could insulate directors from immediate challenge

I believe that annual election of each director is one of the best ways to hold the board and individual directors responsible and motivated.

The one step proposed here

I believe that it is not contrary to conventional wisdom that when many items can be improved – that starting with one improvement – deserves attention. Specifically, at Southwest there are/were a number of practices that institutional investors believe could be improved:

- No confidential voting.
- No cumulative voting.
- 3-year director terms.
- Poison pill.
- Management is allowed to take no action on majority yes-no shareholder votes at our company which is 74%-owned by institutional shareholders.
- An 80% super-majority vote is required to remove a director with cause. Removal could be virtually impossible since less than 80% of stock may vote in any given election.

APPENDIX A

Is the management stand widely supported by institutional investors?
In reviewing the management stand on this proposal topic, or to any 2002 shareholder ballot topic, it may be useful to evaluate whether management is opposed to the recommendation of some key institutional investors and some key independent proxy analysts. Often management response statements are not a balanced view of the pro and con arguments. Management can be focused on only one side of the issue.

I believe that this proposal topic, and other shareholder proposal topics, could have won higher votes if our management used this shareholder-friendly practice in its proxy materials:

Included meaningful titles for all items on our company ballot. Three shareholder proposals on our 2001 ballot had identical nondescript titles.

I believe this proposal is consistent with maintaining our high shareholder value – a value equal to more than all Southwest's bigger rivals' values combined.

ELECT EACH DIRECTOR ANNUALLY
YES ON 6

Text above the first horizontal line and below the second horizontal line is not submitted for publication.

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are first submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

It is respectfully requested that if the company unilaterally edits this proposal and/or proposal topic in any proxy materials, including the ballot, that the company clearly give notice in the definitive proxy that it takes responsibility for unilateral editing and gives specific details.

John J. Gilbert
29 E. 64th Street
New York, NY 10021-7043

FX: 214/792-6200
PH: 214/792-4000

Mr. Herbert D. Kelleher
Chairman of the Board
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

Dear Mr. Kelleher and the Directors of Southwest Airlines Co.,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



John J. Gilbert
For Ruffy Corp.
Gilbert Foundation
Shareholders
Southwest Airlines Co.

12/05/01
Date

cc:
James F. Parker
Vice Chairman of the Board
FX: 214/792-4011

APPENDIX B

To: Chairman of the Board, Southwest Airlines Co.(LUV)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner
December 6, 2001

---

5 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This topic won 61% and 64% shareholder approval at our company in 2000 and 2001

This proposal is submitted by John Gilbert, 29 E. 64th Street, New York, NY 10021-7043.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to adopt or maintain a poison pill?

- The Council of Institutional Investors (www.cii.org) recommends a high standard of corporate governance including shareholder approval of all poison pills.
- Southwest is 74%-owned by institutional investors.

What incentive is there for improving corporate governance?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.
Source: *Wall Street Journal*

Director control of the poison pill and director side deals

It does not seem reasonable to concentrate more power in the directors, by giving directors full control of the poison pill, if directors are allowed less than exemplary director independence standards. Southwest directors were allowed, *and can be allowed again*, to ignore specific independence criteria valued by the Council of Institutional Investors and other respected corporate governance analysts, for example:

Side deals

Southwest directors can have side deals with Southwest that could compromise director independence.

- In 2000 two directors had links to providing legal services to our company.

This Southwest past practice, that could repeat, is just too close to the criticized Enron director "side deals"

Enron directors, under fire for failing to identify and correct problems that brought the energy giant to bankruptcy, had lucrative side deals. These side deals with Enron drew added criticism from corporate governance experts. The side deals ranged from consulting jobs to purchases of goods and services from affiliated companies.

Source: "Enron Directors' Deals Raise Eyebrows"
Reuters Headline

A public trust and legendary team spirit

The oversight of our company by directors is a public trust. Our national commerce depends significantly on our company – in addition to many customers, employees, pensioners and institutional investors. Conversely our company, its valued employees and all its other assets, depend on the vast public infrastructure. I believe that the duty of our directors, to loyalty and prudence, will be safeguarded by the directors sharing control of the poison pill with us as shareholders, particularly with the legendary team spirit at our company.

For improved oversight of our company vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
YES ON 5

Text above the first horizontal line and below the second horizontal line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

10923 Rathburn Ave.
Northridge, CA 91326-2854

FX: 214/792-6200
PH: 214/792-4000

Mr. Herbert D. Kelleher
Chairman of the Board
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

Dear Mr. Kelleher and the Directors of Southwest Airlines Co.,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal and any update of this proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



11/30/01
Date

Bernard Schlossman and Naomi Schlossman
Shareholders
Southwest Airlines Co.

cc:
James F. Parker
Vice Chairman of the Board
FX: 214/792-4011

To: Chairman of the Board, Southwest Airlines Co.(LUV)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner
December 6, 2001

---

4 – ADOPT SIMPLE-MAJORITY VOTE

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Mr. and Mr. Bernard Schlossman, 10923 Rathburn Ave., Northridge, CA 91326-2854 submit this proposal.

RESOLVED:
ADOPT SIMPLE-MAJORITY VOTE
Southwest Airline shareholders request that our company take the steps necessary to adopt a policy of simple-majority vote. This requested unified policy includes the following provisions:

1) Simple-majority vote rule on all issues submitted to shareholder vote to the fullest extent possible.
2) Any future simple/super-majority proposal to be put to shareholder vote – as a separate item for vote.
3) Our directors commit to make their best effort to implement this policy within 90-days of the annual meeting, with the resources available to our directors, and then meet this commitment.
4) Use the greatest flexibility to implement the spirit and the letter of this topic to the fullest extent possible and as soon as possible.
5) The company to make its best effort to obtain the high number of votes, from all the shares in existence, that the company for some reason requires for implementation of this established topic.

68% of the yes-no vote
Southwest reported this topic won 68% of the yes-no vote at the 2001 annual meeting. Southwest reported this vote to an independent publication for investors.

Simple-majority requirements are widely supported
Proponents of simple-majority vote said that super-majority vote requirements may stifle bidder interest in the company and therefore devaluate the stock.

To respond to the challenges of the future
It is not possible to predict each challenge that our company will face in the year ahead. However, I believe that changing one item for the better in our company's governance profile will enhance our company's ability to meet some of the challenges.

Management Commitment to Shareholders

By making its best effort to implement a policy to implement simple majority vote, our board could demonstrate a commitment to the greatest management concern for shareholders and shareholder value.

In recent years, various companies have been willing to implement proposal topics with strong shareholder support. I believe that our company should do so as well.

In the interest of sustained shareholder value vote yes:

ADOPT SIMPLE-MAJORITY VOTE

YES ON 4

Text above the first horizontal line and below the second horizontal line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 1, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Southwest Airlines Co. (LUV)
Investor Response to Company No Action Request
Established Corporate Governance Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to the Southwest Airlines Co. (LUV) no action request. It is believed that LUV must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

1) [1 corresponds to the page number in the company no action request.]
The company re-presents its claims that failed in its 2001 no action requests.

2) The company claims that "inclusion" of modified shareholder proposal statements in the definitive proxies of other companies, in accordance with Staff view, somehow supports its claims.
2) Mr. Greenwood presented four rule 14a-8 shareholder proposals at the 2001 company shareholder meeting.
2) The company had opportunity to talk to Mr. Greenwood at the 2001 annual meeting.
2) The company has presented no evidence that Mr. Greenwood does not have independent and long-standing corporate governance convictions.
2) The company provides no evidence that Mr. Greenwood's avid interest in corporate governance does not predate that of the undersigned.

2) The attached article gives evidence of the Gilbert Family's long-standing interest in corporate governance.
2) The company has provided no evidence to challenge that Mr. John Gilbert has long-standing independent views on corporate governance.
2) The company has provided no evidence that it would be a company public relation *coup d'état* to exclude a long-standing supporter of corporate governance based on the position of discernable bytes in a broker letter.

If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

An additional response is under preparation and will be forwarded in 5 working days. This response in preparation will be expedited if requested.

Sincerely,



John Chevedden
cc : LUV
John Gilbert
Lee Greenwood

Lewis Gilbert, 86, Advocate of Shareholder Rights

N.Y. TIMES By LEONARD SLOANE Dec. 8, 1993

Lewis D. Gilbert, an advocate of shareowner rights and one of the first gadflies to speak out at annual meetings on behalf of small stockholders, died yesterday at Lenox Hill Hospital. He was 86 and lived in Manhattan.

The cause of death was a heart ailment, said his brother, John J., who worked with Lewis for 40 years in publishing an annual compendium of stockholder activities at corporate meetings.

Mr. Gilbert, who attended 100 or more annual meetings for more than 50 years, fought to bring what he called corporate democracy to major American corporations. By persistently questioning chief executive officers — some of them considered it badgering — he succeeded in getting more companies to hold annual meetings in accessible locations, to issue post-meeting reports, to limit stock options for executives and to require their auditors to attend the meetings.

'A Lonely Voice'

"A lot of the ideas that the Gilberts pushed for for many years to make boards accountable to shareholders have become real," said James E. Heard, the president of Institutional Shareholder Services, which advises large institutions on voting at annual meetings. "They were a lonely voice out there for a long time and a lot of what they were saying has relevance today."

Lewis Dusenberry Gilbert, who was financially independent as a result of inheritances from his parents and grandparents, was born in Palo Alto, Calif. He worked briefly as a reporter for weekly newspapers in the New York metropolitan area. In 1933, he went to his first annual meeting at the Consolidated Gas Company, which later became part of Consolidated Edison.

"I expected to be welcomed cordially and to be treated like one of the owners," he later said. "I got up to ask a question, but before I had a chance to say anything, one of the officers sitting in the back of the room made a motion to adjourn."

As a result of that experience, Mr. Gilbert undertook a crusade to make corporate executives more responsive to the stockholders who owned their corporations. Despite being cold-shouldered by many managements and hissed by some other shareholders, he continued to appear regularly at annual meetings to voice his views. He attended his last annual meetings in 1992.

Small Blocks of Stock

At the peak of his influence, Mr. Gilbert, with his family, owned relatively small blocks of stock in about 1,500 corporations. He once said that he and his brother live on "dividends and interest — just like everyone else."

Mr. Gilbert's very appearance at an annual meeeting often had an upsetting effect on many chief executives, including one who told him to "drop dead" and another who threatened him with a punch in the nose. The motions he proposed from the floor were frequently defeated, but he also won victories on such matters as updated accounting procedures and cumulative voting for directors.

Mr. Gilbert, who was an Army Corporal in World War II, did battle with Generals Douglas MacArthur and Lucius D. Clay when he discovered that they did not own shares of companies of which they were directors, Remington Rand and Marine Midland. Both generals bought stock in those corporations after Mr. Gilbert's remarks.

He also crossed swords with former New York Gov. Thomas E. Dewey, who at one time served as special counsel for the New York Central Railroad and at a 1957 meeting told Mr. Gilbert to "shut up."

The annual report of activities by stockholders at annual meetings, issued by Lewis D. and John J. Gilbert Corporate Democracy Inc., was published until 1979. Lewis Gilbert also wrote a book about corporate democracy, "Dividends and Democracy," in 1956.

Mr. Gilbert is survived by his brother.



Lewis D. Gilbert

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 16, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Southwest Airlines Co. (LUV)
Investor Response to Company No Action Request
Annual Election of Each Director
Lee Greenwood

Ladies and Gentlemen:

This is respectfully submitted in response to the Southwest Airlines Co. (LUV) no action request. It is believed that LUV must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

Page 1) [1 corresponds to the page number in the company no action request.]
1) The company recycles, with less detail, its claims that failed in its 2001 no action requests.

Page 2)
2) The company cites the Home Depot and Alaska Air proposals that were published in definitive proxy statements.
2) The company raises the bar higher for its burden of proof by stating:
"Rule 14a-8 is intended to provide a simple and inexpensive way for shareholders of a particular corporation make their views known to other shareholders of the same corporation and to enlist support for those views."

2) The company had the opportunity to discuss corporate governance topics formally and informally with Mr. Greenwood at the 2001 annual meeting.
2) Mr. Greenwood presented four rule 14a-8 shareholder proposals at the 2001 company shareholder meeting.
2) The company did not challenge Mr. Greenwood's credentials as a independent and long-standing corporate governance spokesperson.
2) The company did not challenge that Mr. Greenwood's interest in corporate governance predates that of the undersigned.
2) The company provides no special reason that Mr. Greenwood should be prevented from sharing his corporate governance concerns with other shareholders.

2) The Boeing Company, February 7, 2002 did not concur with Boeing's request to exclude Mr. John Gilbert's proposal.
2) The attached *New York Times* article is evidence of the Gilbert Family's long-standing interest in corporate governance.
2) The company did not challengedMr. John Gilbert's long-standing independent concerns on corporate governance.
2) The company provided no evidence that it would be a company public relation *coup d'état* to excludea long-standing supporter of corporate governancebased on the position of certain bytes in a broker letter.
2) The company claims that "inclusion" of modified shareholder proposal statements in the definitive proxies of other companies, in accordance with Staff view, somehow supports company claims here.

Page 3)
3) Company fallacy:
A common sense belief statement needs authority.

Page 4)
4) Company fallacy:
A common sense statement on frequency of election needs authority.
4) Institutional investor ownership, readily availableon the internet should be excluded
Reference: http://biz.yahoo.com/p/l/luv.html
4) Company fallacy:
Common sense statement on institutional shareholder views should be excluded.
4) Double standard and/or contradiction:
Readers must be able to refer to the source to verify for themselves the accuracy of such statements.
4) Double standard:
The company fails to claim that its past proxy response statements to shareholder proposals scored 100% in supporting company claims.

If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

The Boeing Company, February 7, 2002 did not concur with Boeing's request to exclude Mr. John Gilbert's proposal.

Sincerely,



John Chevedden
cc: LUV
Lee Greenwood

Lewis Gilbert, 86, Advocate of Shareholder Rights

N.Y. TIMES By LEONARD SLOANE Dec. 8, 1993

Lewis D. Gilbert, an advocate of shareowner rights and one of the first gadflies to speak out at annual meetings on behalf of small stockholders, died yesterday at Lenox Hill Hospital. He was 86 and lived in Manhattan.

The cause of death was a heart ailment, said his brother, John J., who worked with Lewis for 40 years in publishing an annual compendium of stockholder activities at corporate meetings.

Mr. Gilbert, who attended 100 or more annual meetings for more than 50 years, fought to bring what he called corporate democracy to major American corporations. By persistently questioning chief executive officers — some of them considered it badgering — he succeeded in getting more companies to hold annual meetings in accessible locations, to issue post-meeting reports, to limit stock options for executives and to require their auditors to attend the meetings.

'A Lonely Voice'

"A lot of the ideas that the Gilberts pushed for for many years to make boards accountable to shareholders have become real," said James E. Heard, the president of Institutional Shareholder Services, which advises large institutions on voting at annual meetings. "They were a lonely voice out there for a long time and a lot of what they were saying has relevance today."

Lewis Dusenberry Gilbert, who was financially independent as a result of inheritances from his parents and grandparents, was born in Palo Alto, Calif. He worked briefly as a reporter for weekly newspapers in the New York metropolitan area. In 1933, he went to his first annual meeting at the Consolidated Gas Company, which later became part of Consolidated Edison.

"I expected to be welcomed cordially and to be treated like one of the owners," he later said. "I got up to ask a question, but before I had a chance to say anything, one of the officers sitting in the back of the room made a motion to adjourn."

As a result of that experience, Mr. Gilbert undertook a crusade to make corporate executives more responsive to the stockholders who owned their corporations. Despite being cold-shouldered by many managements and hissed by some other shareholders, he continued to appear regularly at annual meetings to voice his views. He attended his last annual meetings in 1992.

Small Blocks of Stock

At the peak of his influence, Mr. Gilbert, with his family, owned relatively small blocks of stock in about 1,500 corporations. He once said that he and his brother live on "dividends and interest — just like everyone else."

Mr. Gilbert's very appearance at an annual meeeting often had an upsetting effect on many chief executives, including one who told him to "drop dead" and another who threatened him with a punch in the nose. The motions he proposed from the floor were frequently defeated, but he also won victories on such matters as updated accounting procedures and cumulative voting for directors.

Mr. Gilbert, who was an Army Corporal in World War II, did battle with Generals Douglas MacArthur and Lucius D. Clay when he discovered that they did not own shares of companies of which they were directors, Remington Rand and Marine Midland. Both generals bought stock in those corporations after Mr. Gilbert's remarks.

He also crossed swords with former New York Gov. Thomas E. Dewey, who at one time served as special counsel for the New York Central Railroad and at a 1957 meeting told Mr. Gilbert to "shut up."

The annual report of activities by stockholders at annual meetings, issued by Lewis D. and John J. Gilbert Corporate Democracy Inc., was published until 1979. Lewis Gilbert also wrote a book about corporate democracy, "Dividends and Democracy," in 1956.

Mr. Gilbert is survived by his brother.



Lewis D. Gilbert

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Southwest Airlines Co.
Incoming letter dated January 18, 2002

The proposal relates to electing the entire board each year.

We are unable to concur in your view that Southwest Airlines may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Southwest Airlines may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Southwest Airlines may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must revise the sentence that begins "Independent analysts . . ." and ends ". . . perform better" to specifically identify the independent analysts referenced and provide factual support in the form of a citation to a specific source. Accordingly, unless the proponent provides Southwest Airlines with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Southwest Airlines omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Grace K. Lee
Attorney-Advisor